CAN-FITE BIOPHARMA LTD.

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petah-Tikva 4951778, Israel

September 9, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0404

Attn:    Jeffrey P. Riedler, Assistant Director

Re:	Can-Fite BioPharma Ltd.
Registration Statement on Form 20-F
Filed September 9, 2013
CIK No. 0001536196

Dear Mr. Riedler,

Can-Fite BioPharma Ltd., an Israeli limited company (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form 20-F (the “Registration Statement”) so that such Registration Statement shall become effective at 5:00 p.m. (Washington, D.C. time), on Wednesday, September 11, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges as follows:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Motti Farbstein at the address first set forth above.

Respectfully yours,

Can-Fite BioPharma Ltd.

By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer